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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

Rapid Execution Services, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd Suite 300A-PMB1
(No. and Street)

Chicago (City) **Illinois** (State) **60604** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Wiermanski **(312) 789-4358**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – if individual, state last, first, middle name)

209 West Jackson Blvd Suite 404 (Address) **Chicago** (City) **Illinois** (State) **60606** (Zip Code)

SEC Mail Processing

MAR 01 2019

Washington, DC

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

RMS

OATH OR AFFIRMATION

I, **Margaret Wiermanski**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Rapid Execution Services, LLC** as of **December 31, 2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

President
Title

Sworn and subscribed to me on the
19th day of February, 2019
Affidavit: 1108 Whom I personally know.

[signature]
Notary Public
My commission does not expire.

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) A copy of the Exemption Report.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

OFFICE (312) 939-0477 FAX (312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Rapid Execution Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rapid Execution Services, LLC as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Rapid Execution Services, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Rapid Execution Services, LLC's management. Our responsibility is to express an opinion on Rapid Execution Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Rapid Execution Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, which is comprised of the Computation of Net Capital for Broker Dealers pursuant to SEA Rule 15c3-1, Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3, and Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of Rapid Execution Services, LLC's financial statements. The supplemental information is the responsibility of Rapid Execution Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Rapid Execution Services, LLC's auditor since 2015.

Bradford R. Dooley & Associates

Chicago, Illinois
February 19, 2019

Rapid Execution Services, LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash and Cash Equivalents	$134,184
Other Assets	919
Property and Equipment Net of Depreciation of $1,723	1,296
Total Assets	**$136,399**

Liabilities and Members' Equity

Liabilities

Accounts Payable and Accrued Expenses	$ 18,914
Total Liabilities	**$ 18,914**
Members' Equity	**$117,485**
Total Liabilities and Members' Equity	**$136,399**

See accompanying notes

Rapid Execution Services, LLC
Statement of Operations
For the Period of January 1 Through December 31, 2018

Income

Other Transaction Based Income	$271,895
Total Income	**$271,895**

Expenses

Other Compensation Expense	$100,000
Commission Paid to Other Broker Dealers	85,691
Professional Fees	20,766
Charitable Contributions	10,100
General & Administrative	9,758
Bad Debt Expense	6,287
Regulatory Fees	4,148
Rent and Facilities	2,476
Business Licenses and Dues	655
Total Expenses	**$239,881**
Net Income	**$ 32,014**

See accompanying notes

Rapid Execution Services, LLC
Statement of Changes Of Members' Equity
For the Period of January 1 Through December 31, 2018

Balance as of January 1, 2018	**$112,876**
Audit Period Net Income	**32,014**
Members' Equity Withdrawal	**(27.405)**
Balance as of December 31, 2018	**$117,485**

See accompanying notes

RAPIDEX
Rapid Execution Services

Rapid Execution Services, LLC
Statement of Changes In Cash Flow
Year Ended December 31, 2018

Operating Expenses	
Net Income	$32,014
Accounts Receivable	14,362
Prepaid Business and Registration	(470)
Prepaid Computer and Internet	1,215
Accounts Payable	9,330
Net Cash Provided by Operating Activities	$56,451
Investing Activities	
Accumulated Depreciation	$ 600
Net Cash Provided by Investing Activities	$ 600
Financing Activities	
Member Draws	$(27,405)
Net Cash Provided by Financing Activities	$(27,405)
Net Cash Increase for Period	**$ 29,646**
Cash At Beginning of Period	**$ 104,538**
Cash at End of Period	**$ 134,184**

See accompanying notes

Rapid Execution Services, LLC
Notes to Financial Statements
December 31, 2018

1. Organization and Business

Rapid Execution Services, LLC (the "Firm", "Company" or "RapidEx") is a broker-dealer that is exclusively a member of FINRA, its Designated Examining Authority ("DEA"). The Firm is approved to only provide value-added services to broker dealers in exchange for transaction-based compensation. Therefore, it does not conduct any proprietary or other trading activities or execution services. The Firm was formed as a Limited Liability Company under Illinois law on May 19, 2014. The Firm does not hold customer funds or safe keep any customer securities as defined in SEA Rule 15c3-3. Further, the Firm maintains no securities, clearing, error or any type of account with any broker dealer.

2. Summary of Significant Accounting Policies

Securities Valuation and Revenue Recognition: The Firm does not trade or hold any securities, and, therefore does not have any reason to book or otherwise value them or have any corresponding income and expenses to record.

Use of Estimates: The preparation of financial statements in conformity with United States Generally Accepted Accounting Principals ("US GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes: The Firm has elected to be taxed under the provisions of Subchapter K of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes as the taxable income or loss of the Firm is included in the respective income tax returns of its members.

In accordance with US GAAP, the Firm is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Firm is subject to income tax examinations by major taxing authorities for 2015-2018. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as and for the year ended December 31, 2018.

Cash and Cash Equivalents: The Company considers cash deposits in a business checking account to be cash equivalents.

3. Revenue Recognition

The Company has adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"). The Company considers revenue to be generated when the Company satisfies a performance obligation. Revenue is considered earned when a) Evidence of an arrangement exists: b) The fee is fixed or able to be determinable; c) Performance has occurred; d) Collectability is reasonably assured. The Company believes the performance obligation is satisfied when the services are performed, and the commissions are earned by the executing broker. For the year 2018 the Company booked $271,895 in revenue.

4. Clearing Agreement

The Firm maintains no accounts of any sort with any broker dealer.

5. Credit Concentration

The Firm's primary allowable asset permitted to qualify as regulatory net capital pursuant to SEA Rule 15c3-1 is cash maintained in business checking accounts at the Wheaton Bank & Trust and MB Financial. Management does not consider any credit risk associated with this account to be significant.

6. Receivable from Broker Dealer(s)

Generally, receivables from an executing broker dealer are exclusively commissions owed to the Firm pursuant to a Commission Sharing Agreement ("CSA"). They are invoiced the month following when the execution services were performed and not payable until the client for which the execution serves were performed has paid the commissions owed for those services to the executing broker. There were none as of December 31, 2018.

7. Off-Balance Sheet Risk

The Firm has no off balance sheet risk. It has no obligations or credit risk from any financial instruments and all of its cash balances are maintained in a checking account at a US bank in amounts below the federally insured limits. It maintains cash balances substantially in excess of any amounts it may owe to its vendors and the Firm has no creditors.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEA Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at December 31, 2018 the Company had net capital and a net capital requirement of $115,270 and $5,000, respectively. The net capital rule may effectively restrict the payment of member distributions.

9. Customer Protection Requirements

Pursuant to its FINRA Membership Agreement, the Firm operates under SEA Rule 15c3-3(k)(2)(i) (the "Customer Protection Rule") and does not hold customer funds or safeguard customer securities, nor is it ever in possession of them.

10. Fair Value Disclosures

ASC 820, Fair Value Measurements and Disclosures require enhanced disclosures about investments that are measured and reported at fair value. Fair value is defined as the price would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Since the Firm's only asset that qualifies as permitted regulatory is cash maintained in a business checking account, there are no required Fair Value Disclosure Statements.

11. Guarantees

Accounting Standards Codification Topic 460, Guarantees, requires the Firm to disclose information about its obligations under certain guarantee arrangements. ASC defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an assets, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Firm did not enter into any guarantee arrangements during the year ended December 31, 2018.

12. Commitments

The Firm operates out of an "office hotel" pursuant to a month-to-month office agreement with Regus Management Group, LLC.

13. Subsequent Events

The Firm's management has evaluated events and transactions through February 19, 2019, the date these financial statements were issued, noting no material events requiring disclosure in the Firm's financial statements.

SUPPLEMENTAL INFORMATION

RAPIDEX
Rapid Execution Services

Rapid Execution Services, LLC
Computation of Net Capital for Broker Dealers Pursuant to SEA Rule 15c3-1
December 31, 2018

Computation of Net Capital

Total Ownership Equity	$117,485
Deductions and/or Charges:	0
Non-Allowable Assets:	
Property, Plant & Equipment	1,296
Other Assets	919
Net Capital	**$115,270**

Computation of Basic Net Capital Requirement

Minimum Net Capital Required (Greater of $5,000 or 6 2/3% of Aggregate Indebtedness)	$5,000
Excess Net Capital	**$110,270**

There are no material differences between the above Computation and the Company's Corresponding unaudited Form FOCUS Part IIA filing as of December 31, 2018.

See accompanying notes

Rapid Execution Services, LLC
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2018

The Company did not handle any customer cash or securities during the year ended December 31, 2018 and does not have any customer accounts.

Rapid Execution Services, LLC
Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3
December 31, 2018

The Company did not handle any customer cash or securities during the year ended December 31, 2018 and does not have any customer accounts.

Rapid Execution Services, LLC

Review of Exemption Report

December 31, 2018

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

OFFICE (312) 939-0477
FAX (312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Rapid Execution Services, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Rapid Execution Services, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) The Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bradford R. Dooley & Associates

Chicago, Illinois
February 19, 2019

RAPIDEX
Rapid Execution Services

February 19, 2019

Re: SEA 15c3-3 Exemption Report

Rapid Execution Services, LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F. R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

(1) The Firm claimed and exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k)(2)(i).

(2) The Firm met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

I, Margaret Wiermanski swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Margaret Wiermanski

President/Co-CCO/FINOP